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                                                                  EXHIBIT (a)(8)
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[STERLING SOFTWARE LOGO]                                           NEWS RELEASE

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                STERLING SOFTWARE COMMENCES PREVIOUSLY ANNOUNCED
                               CASH TENDER OFFER
                 FOR INFORMATION ADVANTAGE AT $6.50 PER SHARE


Dallas, TX, July 21, 1999 -Sterling Software, Inc. (SSW-NYSE) announced today that its wholly owned subsidiary, Sterling Software Acquisition Corp., has com-menced a cash tender offer for all outstanding shares of common stock of Information Advantage, Inc. (IACO-NASDAQ) at $6.50 per share. The offer is being made pursuant to the previously announced Merger Agreement between Sterling Software and Information Advantage.


     The offer is conditioned upon, among other things, the valid tender of a number of Information Advantage shares which, together with the shares beneficially owned by Sterling Software, represent a majority of Information Advantage's outstanding shares on a fully diluted basis, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. The offer and withdrawal rights are scheduled to expire at midnight on Tuesday, August 17, 1999. Questions and requests for assistance regarding the tender offer may be directed to the Dealer Manager, Deutsche Banc Alex. Brown, or the Information Agent, Georgeson Shareholder Communications Inc. Deutsche Banc Alex. Brown can be contacted at (800) 334-2640. Georgeson can be contacted at (800) 223-2064.

     Sterling Software is a leading provider of software and services for the application development, information management, systems management and federal systems markets. The company is ranked among Business Week's 1998 "Info Tech 100" as one of the world's best performing information technology companies. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,700 employees in more than 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

          Information Advantage is a leading provider of business intelligence solutions that are designed to accelerate and improve enterprise-wide decision making. MyEureka! offers solutions for information portals, enterprise reporting and data
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warehousing and can enhance customer relationship management (CRM) and enterprise resource planning (ERP) systems with reporting and analysis. For more information, visit the company's Web site at www.infoadvan.com.

Contacts:

Julie Kupp                                      Tony Carideo
Sterling Software, Inc.                         Information Advantage, Inc.
(214) 981-1000                                  (612) 833-3720
julie.kupp@sterling.com                         tony.carideo@infoadvan.com

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